UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nanometrics Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

630077 10 5

(CUSIP Number)

Stanley D. Piekos, Chief Financial Officer

August Technology Corporation

4900 West 78th Street

Bloomington, Minnesota 55435

(952) 820-0080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630077 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Technology Corporation 41-1729485

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,672,301 (includes 282,027 shares underlying exercisable options)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,672,301 (includes 282,027 shares underlying exercisable options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of Common Stock, no par value per share, of Nanometrics Incorporated, a California corporation (“Nanometrics”).  The address of the principal executive offices of Nanometrics is 1550 Buckeye Drive, Milpitas, California 95035.

Item 2.	Identity and Background

(a) - (c) and (f)   This Schedule is being filed by August Technology Corporation, a Minnesota corporation (“August Technology”), with its principal executive offices located at 4700 West 78th Street, Bloomington, Minnesota 55435.  August Technology is a provider of automated defect detection and product characterization systems for microelectronic device manufacturers, selling its systems to microelectronic device manufacturers through the world within the markets of semiconductors, advanced packaging applications, optoelectronics, MEMS, data storage and other emerging markets.

The (i) name, (ii) business address, (iii) present principal occupation or employment and (v) citizenship of each director and executive officer of August Technology are set forth on Annex A hereto and incorporated herein by reference.

(d) – (e)  During the last five years, neither August Technology, nor, to August Technology’s knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for August Technology to enter into an Agreement and Plan of Merger and Reorganization with Nanometrics, Major League Merger Corporation, a Minnesota Corporation (“Merger Sub 1”), and Minor League Merger Corporation, a Delaware Corporation (“Merger Sub 2”) dated January 21, 2005 (the “Merger Agreement”), the directors and executive officers of Nanometrics (the “Nanometrics Shareholders”), who are identified on Annex B hereto, each entered into a Parent Shareholder Voting Agreement with August Technology dated as of January 21, 2005 (the “Voting Agreement”).  August Technology did not pay any consideration to the Nanometrics Shareholders in connection with the execution and delivery of the Voting Agreement.  Copies of the Merger Agreement and a form of the Voting Agreement are filed as Exhibits 1 and 2 to this Schedule, respectively.

Item 4.	Purpose of Transaction

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, August Technology entering into the Merger Agreement.  Subject to the terms and conditions thereof, the Merger Agreement provides that (i) Nanometrics will reincorporate in Delaware by merging into Merger Sub 2, and each share of Nanometrics common stock will be exchanged for one share of Merger Sub 2, and (ii) Merger Sub 1 will be merged into August Technology and each share of August Technology common stock will be exchanged for 0.6401 of a share of Merger Sub 2.  In connection with the mergers, the name of Merger Sub 2 will be changed to August Nanometrics Inc.  The transaction is conditioned on obtaining requisite shareholder approvals from the shareholders of each of Nanometrics and August Technology, necessary regulatory clearances and other customary closing conditions, including the receipt of legal opinions that the transaction will qualify as a “reorganization” under the Internal Revenue Code.

Pursuant to the Voting Agreement, the Nanometrics Shareholders, who collectively own 3,672,301 shares of common stock of Nanometrics as set forth in Annex B and which represents 28.6% of the common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) their shares of Nanometrics common stock (i) in favor of the approval of the Merger Agreement and (ii) against approval of any proposal made in opposition to the transactions contemplated by the Merger Agreement, (iii) against any actions (other than those contemplated by the Merger Agreement) for the merger, consolidation, sale or lease of assets, reorganization, liquidation, change in the capitalization or corporate structure of Nanometrics or any other action that would interfere with the actions contemplated by the Merger Agreement; and (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of Nanometrics.  The Nanometrics Shareholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement unless the transferee becomes a party to the Voting Agreement.  In addition, the Nanometrics Shareholders cannot transfer the shares into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

The Voting Agreement terminates on the earlier of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) such date and time as the Merger shall become effective in accordance with its terms and conditions.

The purpose of the Voting Agreement is to enable August Technology and Nanometrics to consummate the transactions contemplated by the Merger Agreement.
Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of the date of this Schedule, as a result of the Voting Agreement, August Technology may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,672,301 shares of Nanometrics common stock held by the Nanometrics Shareholders (see Annex B), which represents approximately 28.6% of the shares of Nanometrics common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(c)  Except as set forth or incorporated herein, neither August Technology nor, to August Technology’s knowledge, any of the individuals referred to in Annex A has effected any transaction in Nanometrics common stock during the past sixty (60) days.

(d) – (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreement, to the knowledge of August Technology, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and Annex A or between such persons and any other person with respect to the securities of Nanometrics, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 –

Agreement and Plan of Merger and Reorganization by and among Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation dated January 21, 2005 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, as amended, dated January 21, 2005 filed by August Technology Corporation).

Exhibit 2 –

Form of Voting Agreement by and between August Technology Corporation and certain shareholders of Nanometrics Incorporated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, as amended, dated January 21, 2005 filed by August Technology Corporation).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUST TECHNOLOGY CORPORATION

January 31, 2005
Date
/s/ David L. Klenk
Signature
David L. Klenk President and Chief Operating Officer
Name/Title

ANNEX A

Set forth below are the executive officers and directors of August Technology Corporation with their business address and present principal occupation.  The persons named below are citizens of the United States.

DIRECTORS

Name	Business Address	Present Principal Occupation

Jeffrey L. O’Dell	August Technology Corporation 4900 West 78th Street Bloomington, MN 55435	Chief Executive Officer & Chairman of August Technology Corporation

James A. Bernards	Facilitation, Inc. 7200 Metro Boulevard Edina, MN 55419	President of Facilitation, Inc.

Michael W. Wright	Entegris, Inc. 3500 Lyman Boulevard Chaska, MN 55318	Chief Operating Officer of Entegris, Inc.

Roger E. Gower	Micro Component Technology, Inc. 2340 W. County Road C St. Paul, MN 55113	President, CEO & Chairman of Micro Component Technology, Inc.

Linda Whitman	MinuteClinic, Inc. 333 Washington Ave. N., Suite 5000 Minneapolis, MN 55401	Chief Executive Officer of MinuteClinic, Inc.

EXECUTIVE OFFICERS*

(Who are not Directors)

Name	Present Principal Occupation

David L. Klenk	Chief Operating Officer and President
Stanley D. Piekos	Chief Financial Officer
Scott A. Gabbard	Chief Accounting Officer and Vice President, Finance
Jeffrey T. Nelson	Vice President, Manufacturing
D. Mayson Brooks	Vice President, Global Sales & Field Operations
Cory M. Watkins	Chief Technology Officer

* The principal occupation and business address for each executive officer is with August Technology Corporation, 4900 West 78th Street, Bloomington, MN 55435.

ANNEX B

The Nanometrics Shareholders who are parties to the Voting Agreement are identified below, along with the Nanometrics common stock held by each and covered by this Schedule:

Party to Voting Agreement	Shares		Option Shares(1)	Total Shares(1)
J. Thomas Bentley	0		0	0
Norman Coates	0		10,000	10,000
Vincent J. Coates	3,376,274	(2)	0	3,376,274
John D. Heaton	0		173,992	173,992
Roger Ingalls, Jr.	9,000		10,489	19,489
Paul B. Nolan	5,000		17,548	22,548
William G. Oldman	0		39,999	39,999
Stephen J. Smith	0		0	0
Edmond R. Ward	0		29,999	29,999
Totals	3,390,274		282,027	3,672,301

(1)                                  Includes shares underlying options that are exercisable within sixty (60) days of the date of this Schedule.

(2)                                  Includes 3,376,154 shares held by Mr. Coates through a trust.